SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Echelon Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value

(Title of Class of Securities)

27874N105

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Kathleen B. Bloch, Esq.

General Counsel

Echelon Corporation

550 Meridian Avenue

San Jose, California 95126

(408) 938-5382

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Larry W. Sonsini, Esq.

Page Mailliard, Esq.

John E. Aguirre, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$33,869,448	$4,292(1)

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 7,908,347 shares of common stock of Echelon Corporation having an aggregate value of $33,869,448 as of September 17, 2004 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $126.70 for each $1,000,000 of the value of the transaction.
(1)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) relating to an offer by Echelon Corporation, a Delaware corporation (“Echelon” or the “Company”), to exchange (the “Exchange Offer”) options to purchase an aggregate of 7,908,347 shares of the Company’s common stock, whether vested or unvested, that have been granted under its 1997 Stock Plan (the “Eligible Options”) and that are held by eligible employees, which Schedule TO was filed with the Securities and Exchange Commission on September 21, 2004. These Eligible Options may be exchanged for new options that will be granted under the Company’s 1997 Stock Plan (the “New Options”), upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Options, dated September 21, 2004 (the “Offer to Exchange”), (ii) the related letter from Ken Oshman dated September 21, 2004; (iii) the Election Form; and (iv) the Withdrawal Form. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(a) through (a)(1)(d), respectively. An “eligible employee” refers to all persons who are employees of Echelon or one of its subsidiaries and remain employees through the date on which the New Options are granted. The Company’s Chairman of the Board and Chief Executive Officer, President and Chief Operating Officer, Executive Vice President and Chief Financial Officer, and the non-employee members of the Company’s Board of Directors are ineligible to participate in the Exchange Offer.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 12 of the Schedule TO is hereby amended to add a reference to Exhibit (a)(1)(i), which are e-mail communications to employees from Ken Oshman on September 22, 2004 relating to a potential employee meeting regarding the Exchange Offer.

This Amendment No. 1 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented to include an e-mail communication to employees from Ken Oshman on September 22, 2004 relating to a potential employee meeting regarding the Exchange Offer.

Exhibit Number	Description

(a)(1)(a)*	Offer to Exchange Certain Outstanding Options for New Options, dated September 21, 2004.

(a)(1)(b)*	Letter from Ken Oshman, dated September 21, 2004.

(a)(1)(c)*	Election Form.

(a)(1)(d)*	Withdrawal Form.

(a)(1)(e)*	Form of Promise to Grant Stock Options.

(a)(1)(f)*	Form of Option Summary E-mail Communication to Employees.

(a)(1)(g)*	Forms of Reminder E-mail Communication to Employees.

(a)(1)(h)*	Form of Confirmation E-mail to Employees who Elect to Participate in the Stock Option Exchange Program.

(a)(1)(i)	E-mail Communications from M. Kenneth Oshman, dated September 22, 2004 Regarding a Potential Employee Meeting.

(a)(5)*	Press Release issued by Echelon Corporation on September 21, 2004.

(b)	Not Applicable.

(d)(1)*	Amended and Restated 1997 Stock Plan (filed as Appendix A to Echelon’s Definitive Proxy Statement filed on April 12, 2004, and incorporated herein by reference). **

(d)(2)*	Form of 1997 Stock Plan Stock Option Agreement. ***

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.
**	As described in the Offer to Exchange, option grants made to certain employees outside the United States may be made pursuant to a “sub-plan” under the 1997 Stock Plan.
***	The form of 1997 Stock Plan Option Agreement may vary for certain employees outside the United States as described in the Offer to Exchange.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

ECHELON CORPORATION

/s/ Oliver R. Stanfield Oliver R. Stanfield
Executive Vice President and Chief Financial Officer

Date: September 22, 2004

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(a)*	Offer to Exchange Certain Outstanding Options for New Options, dated September 21, 2004.

(a)(1)(b)*	Letter from M. Kenneth Oshman, dated September 21, 2004.

(a)(1)(c)*	Election Form.

(a)(1)(d)*	Withdrawal Form.

(a)(1)(e)*	Form of Promise to Grant Stock Options.

(a)(1)(f)*	Form of Option Summary E-mail Communication to Employees.

(a)(1)(g)*	Forms of Reminder E-mail Communication to Employees.

(a)(1)(h)*	Form of Confirmation E-mail to Employees who Elect to Participate in the Stock Option Exchange Program.

(a)(1)(i)	E-mail Communications, from M. Kenneth Oshman, dated September 22, 2004 Regarding a Potential Employee Meeting.

(a)(5)*	Press Release issued by Echelon Corporation on September 21, 2004.

(d)(1)*	Amended and Restated 1997 Stock Plan (filed as Appendix A to Echelon’s Definitive Proxy Statement filed on April 12, 2004, and incorporated herein by reference). **

(d)(2)*	Form of 1997 Stock Plan Stock Option Agreement. ***

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.
**	As described in the Offer to Exchange, option grants made to certain employees outside the United States may be made pursuant to a “sub-plan” under the 1997 Stock Plan.
***	The form of 1997 Stock Plan Option Agreement may vary for certain employees outside the United States as described in the Offer to Exchange.